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                                                                     EXHIBIT 8.2


November XX, 1998

Mr. James C. McGill
President, Chief Executive Officer
1st State Bancorp, Inc.
445 S. Main Street
Burlington, North Carolina  27215


Dear Jim:

1st State Bank (the "Bank") has requested the opinion of KPMG Peat Marwick LLP ("KPMG") regarding certain North Carolina income tax consequences resulting from the conversion of the Bank from a North Carolina-chartered mutual savings bank to a North Carolina-chartered commercial bank (hereinafter the "Conversion").

The opinions contained in this letter are based in part on the FACTS and REPRESENTATIONS stated herein. Any inaccuracy or incompleteness of any of the FACTS or REPRESENTATIONS could cause us to change our opinion. Therefore, if any of the FACTS or REPRESENTATIONS is inaccurate or incomplete, you should communicate such to us immediately in writing. You have provided KPMG with an opinion rendered by Housley Kantaruan & Bronstein, P.C. and addressed to the Board of Directors of the Bank (the "Federal Opinion"). Our opinion is also based in part upon the Federal Opinion.

KPMG has not reviewed all of the legal documents associated with the transactions described herein. We assume that all necessary legal documents will be properly executed under applicable law and will be consistent with the transactions described in this letter. Unless otherwise stated, all section references herein are to the Internal Revenue Code of 1986, as amended (including amendments made by the Taxpayer Relief Act of 1997).

FACTS

Based solely upon our review of such documents, and upon such information that the Bank has provided to us (which we have not attempted to verify in any respect), and in reliance upon such documents and information, we set forth below a general summary of
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the relevant facts and proposed transaction, qualified in its entirety by reference to the documents cited above.

The Bank is a community- and customer-oriented North Carolina-chartered mutual savings bank headquartered in Burlington, North Carolina with five full-service branch offices located in north-central North Carolina. The Bank is a member of the Federal Home Loan Bank ("FHLB") System, and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation and supervision by the FDIC, Savings Institutions Division, and the North Carolina Department of Commerce.

1st State Bancorp (the "Company") is a Virginia corporation, and it will ultimately act as a holding company after the Conversion. Prior to consummation of the Conversion, the Company has not engaged, and is not expected to engage, in any material operations. After the Conversion, the Company's principal business will be overseeing the business of the Bank and investing the portion of the net Stock Conversion proceeds retained by it, and, assuming the requisite federal regulatory approvals are obtained, the Company will register with the Board of Governors of the Federal Reserve Board (the "FRB") as a bank holding company. The Company has an authorized capital structure of 7,000,000 shares of common stock and 1,000,000 shares of serial preferred stock.

The purpose of the Conversion is

     1. to provide the Bank with additional operating flexibility and enhance its ability to provide a full range of banking products and services to the community;
     2. to enhance the flexibility of operations, diversification of business opportunities, and financial capability for business and regulatory purposes; and
     3. to enable the Bank to compete more effectively with other financial service organizations.


In addition, the Board of Directors intends to implement stock option plans and other stock benefit plans following the Conversion to better attract and retain qualified directors and officers.

The Bank will first be converted from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank (the "Converted Bank" and the "Stock
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November 25, 1998

Conversion"). As part of this transaction, the Bank will amend and restate its existing North Carolina mutual Certificate of Incorporation and Bylaws so that it has a North Carolina stock savings bank Certificate of Incorporation and Bylaws. The Converted Bank will then issue to the Company 100,000 shares of the Converted Bank's common stock in exchange for cash. This stock will represent all of the shares of capital stock to be issued by the Converted Bank.

The Company will offer its shares of common stock through a subscription offering. The subscription rights will be non-transferable, and they will be granted on the basis of the following preference categories in order of priority:

     1.   Eligible Account Holders;
     2.   Tax-Qualified Employee Stock Benefit Plans;
     3.   Supplemental Eligible Account Holders; and
     4.   Other Members.

After the subscription offering, any unsubscribed shares of Common Stock may be offered in a community offering in the following order of priority:

     (a) Natural persons and trusts of natural persons who are permanent Residents of the Local Community; and
     (b)  The general public.

Shares not sold in the subscription offering and the community offering, if any, may be offered for sale to certain members of the general public as part of a community offering on a best efforts basis by a selling group of selected broker-dealers. The sale of shares in the subscription offering, community offering, and as sold through the selected broker-dealers would be consummated at the same time.

The Company will use the proceeds from the offering as follows (as estimated):

     .    50% will be invested in the Bank by buying all of its capital stock;
     .    8% will be loaned to the ESOP to fund its purchase of common stock;
          and
     . 42% will be retained for other general corporate purposes, and it may be used as a possible source of funds for the payment of dividends to stockholders or the repurchase plan.
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November 25, 1998


Following the Stock Conversion, voting rights in the Converted Bank will be vested in the Company. Voting rights in the Company will be vested in the holders of the Company's common stock.

The Converted Bank will then convert from a North Carolina stock savings bank to the North Carolina commercial bank (the "Commercial Bank"). This transaction (the "Bank Conversion") will cause the Commercial Bank to be subject to regulation, supervision, and examination by the North Carolina Commissioner of Banks.

REPRESENTATIONS

The Bank makes the following representations to KPMG with regard to the Conversion. KPMG has not independently verified the completeness and accuracy of these representations. It is understood and agreed that KPMG is relying on these representations in rendering the opinions contained herein.

1 The Stock Conversion will constitute a reorganization within the meaning of IRC Sec. 368(a)(1)(F), and; following Rev. Rul. 80-105, 1980-1 C.B. 78, no gain or loss will be recognized to either the Bank or the Converted Bank.
2 The assets of the Bank will have the same basis in the hands of the Converted Bank as in the hands of the Bank immediately prior to the Stock Conversion, per IRC Sec. 362(b).
3    According to IRC Sec. 1223(2), the holding period of the assets of the
     Bank to be received by the Converted Bank will include the period during which the assets were held by the Bank prior to the Stock Conversion.
4 As a result of IRC Sec. 1032(a), no gain or loss will be recognized by the Converted Bank upon its receipt of money from the Company in exchange for shares of common stock of the Converted Bank. Since the Company will be transferring solely cash to the Converted Bank in exchange for all the outstanding capital stock of the Converted Bank, IRC Sec. 351(a) and Rev. Rul. 69-357, 1969-1 C.B. 101 require that no gain or loss be recognized by Converted Bank upon such transfer.
5 Per IRC Sec. 1032(a), no gain or loss will be recognized by the Company upon its receipt of money in exchange for shares of the common stock.
6 Due to IRC Sec. 1001(a) and Treas. Reg. Sec. 1.1001-1(a), no gain or loss will be recognized by the Bank's account holders upon the issuance to them of deposit accounts in the Converted Bank in stock form immediately after the Stock Conversion, in the same dollar amounts and on the same terms and conditions as their accounts immediately prior to the Stock Conversion.
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7    IRC Sec. 1012 states that the tax basis of the savings accounts in the
     Converted Bank received by the account holders as part of the Stock Conversion will equal the tax basis of such account holders' corresponding deposit accounts in the Bank surrendered in the exchange.
8    According to IRC Sec. 1001, Paulsen v. Commissioner, 469 U.S. 131, 139
     (1985), Rev. Rul. 69-646, 1969-2 C.B. 54, each depositor of the Bank will recognize gain upon the receipt of his or her respective interest in the Liquidation Account (as defined and described in the opinion provided by Housley Kantarian & Bronstein) established by the Converted Bank pursuant to the Conversion plan and the receipt of his or her subscription rights deemed to have been received for federal income tax purposes, but only to the extent of the excess of the combined fair market value of a depositor's interest in such Liquidation Account and subscription rights over the depositor's basis in the former interests in the Bank other than deposit accounts. The Liquidation Accounts will have nominal, if any, fair market value. IRC Sec. 1001(a) also provides that persons who subscribe in the Stock Conversion, but who are not depositors of the Bank, will recognize gain upon the receipt of subscription rights deemed to have been received for federal income tax purposes, but only to the extent of the excess of the fair market value of such subscription rights over such person's former interests in the Bank, if any. Any such gain realized in the Stock Conversion would be subject to immediate recognition.
9 According to IRC Sec. 1012, the basis of each account holder's interest in the Liquidation Account received in the Stock Conversion and to be established by the Converted Bank pursuant to the Stock Conversion will be equal to the value, if any, of that interest.
10 Rev. Rul. 56-572, 1956-2 C.B. 182 states that no gain or loss will be recognized upon the exercise of a subscription right in the Stock Conversion.
11 According to IRC Sec. 1001, the basis of the shares of common stock acquired in the Stock Conversion will be equal to the purchase price, increased, in the case of such shares acquired pursuant to the exercise of subscription rights, by the fair market value, if any, of the subscription rights exercised.
12 As provided by IRC Sec. 1223(6), the holding period of the common stock acquired in the Stock Conversion pursuant to the exercise of subscription rights will commence upon the exercise of such holder's subscription rights. Also, according to Rev. Rul. 70-598, 1970-2 C.B. 168 and Rev. Rul. 66-97, 1966-1 C.B. 190, the holding period of the common stock acquired in the community offering will commence on the date following the date on which such stock is purchased.
13 The Bank Conversion will constitute a reorganization within the meaning of IRC Sec. 368(a)(1)(F).
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14   The assets of the Converted Bank will have the same basis in the hands of the Commercial Bank as in the hands of the Converted Bank immediately prior to the Bank Conversion, per IRC Sec. 362(b).
15 IRC Sec. 1223(2) states that the holding period of the assets of the Converted Bank to be received by the Commercial Bank will include the period during which the assets were held by the Converted Bank immediately prior to the Bank Conversion.

OPINION

Based solely on the statements, FACTS and REPRESENTATIONS above, and the Legal Opinion, and subject to the SCOPE OF THE OPINION below, KPMG renders the following opinion with respect to the Conversion:

North Carolina Income Tax Consequences
It is our opinion that the State of North Carolina should (as it relates to the Bank, the Company, and other parties to the Conversion) treat the Conversion in a manner substantially the same for North Carolina income tax purposes as it is treated by the Internal Revenue Service for federal income tax purposes. N.C. Gen. Stat. Sec. 105-120.2, 105-130.3, 105-130.5, 105-134.1, 105-134.2, 105-
134.5, 105-134.6, 105-134.7, and 105-228.3.

With regards to the filing method required by North Carolina, North Carolina should require corporate entities subject to the Conversion to file separate company income tax returns. N.C. Gen. Stat. Sec. 105-130.14.

SCOPE OF THE OPINION

The opinions expressed above are rendered only with respect to the specific matters discussed herein, and KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described. No inference should be drawn on any matter not specifically opined on above.

In rendering our opinions, KPMG is relying upon the relevant provisions of the internal revenue laws; including the Internal Revenue Code of 1986 (as amended), the North Carolina General Statutes, the regulations thereunder, and judicial and administrative interpretations thereof; all of which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such change that is made could be retroactive and could have an effect on the validity or correctness of our
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opinions. Unless otherwise specifically requested in writing, KPMG undertakes no responsibility to update these opinions in the event of such subsequent change.

These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

Very truly yours,



KPMG Peat Marwick LLP